BBA Aviation plc
20 Balderton Street
London W1K 6TL
UK

Tel +44 (0)20 7514 3999
Fax +44 (0)20 7408 2318
www.bbaaviation.com

Securities and Exchange Commission
Office of International Corporate Finance
Division of Corporation Finance
100 F Street, N.E.
Washington, DC 20549
USA

BBA Aviation

07025927

SUPPL

6 August 2007

Dear Sirs

BBA Aviation plc - Rule 12g3-2(b) Exemption (File No. 82-35084)

Please find enclosed pursuant to Rule 12g3-2(b)(1)(i) copies of the following documents required to be furnished and which are not published on the Company's website:

Documents filed with Companies House

	Date of Filing	Document Type	Description
1	21 June 2007	Form 88(2)	Return of Allotment of Shares
2	20 June 2007	Form 288a	Appointment of Director
3	14 June 2007	Form 88(2)	Return of Allotment of Shares
4	29 May 2007	Form 88(2)	Return of Allotment of Shares
5	25 May 2007	Form 88(2)	Return of Allotment of Shares
6	21 May 2007	Form 88(2)	Return of Allotment of Shares
7	18 May 2007	Form 363s	Annual Return
8	14 May 2007	Form 88(2)	Return of Allotment of Shares
9	9 May 2007	Form 288b	Resignation of Director
10	3 May 2007		Special Resolutions passed at the Annual General Meeting on 26 April 2007
11	3 May 2007	Form 88(2)	Return of Allotment of Shares
12	30 April 2007	Form 288b	Resignation of Director

Documents filed with the United Kingdom Listing Authority viewing facilities

	Date	Description
13	26 April 2007	Resolutions relating to special business passed at the Annual General Meeting on 26 April 2007

PROCESSED
AUG 15 2007
THOMSON FINANCIAL

Yours faithfully

Alice Hammond
Assistant Company Secretary

Enclosures

Companies House
— for the record —

88(2)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.
CHWP000

Company Number	00063688
Company name in full	BBA AVIATION PLC

Shares allotted (including bonus shares):

	From (Day Month Year)	To (Day Month Year)
Date or period during which shares were allotted *(If shares were allotted on one date enter that date in the "from" box)*	05 06 2007	

Class of shares *(ordinary or preference etc)*	NEW ORDINARY		
Number allotted	13562		
Nominal value of each share	29 16/21P		
Amount (if any) paid or due on each share *(including any share premium)*	£ 2.13		

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted *(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)*	

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX 235 Edinburgh**
For companies registered in Scotland

Companies House receipt date barcode

This form has been provided free of charge by Companies House.

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name PLEASE SEE ATTACHED LIST	Class of shares allotted	Number allotted
Address	NEW ORDINARY	13,562
UK Postcode		
Name	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name	Class of shares allotted	Number allotted
Address		
UK Postcode		

Please enter the number of continuation sheets (if any) attached to this form

Signed [signature] Date 21 June 2007

Assistant Company Secretary
~~A director / secretary / administrator / administrative receiver / receiver manager / receiver~~

Please delete as appropriate

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

Tel
DX number DX exchange

Run Date: 11-JUN-2007 05:33PM
Ref: RS2802 V4.1e

Return of Allotment

Company Code: N09B

BBA AVIATION PLC

Registration Number 53688 ORDINARY SHARES OF 29 16/21P EACH FULLY PAID Issued on 05-JUN-2007

Name and Address of Shareholder		Holding
MR ROBERT ARCHIBALD	23 TIVERTON ROAD BASINGSTOKE RG23 8EU	1,351
MR KEVIN CHRISTOPHER HAUGH	68A SURBITON ROAD SOUTHEND-ON-SEA SS2 4NS	866
MR ALISTAIR MANT	IVY LODGE 14 COMMONSIDE EMSWORTH PO10 8TU	433
MRS SARAH SHAW	26 HAMILTON ROAD EALING LONDON W5 2EH	4,330
DAVID STANTON ESQ	32 UPHILL GROVE LONDON NW7 4NJ	4,330
MR KEVIN WATERHOUSE	5 MEADOW CLOSE KIRKBY-IN-ASHFIELD NOTTINGHAM NG17 8JD	2,252

Run Date: 11-JUN-2007 05:33PM
Ref: RS2802 V4.1e

Return of Allotment

Company Code: N09B

BBA AVIATION PLC

Registration Number 53688 ORDINARY SHARES OF 29 16/21P EACH FULLY PAID Issued on 05-JUN-2007

Total Number of Shareholder Accounts printed	6
Total holding for Return of Allotment	13,562

C O N T R O L T O T A L S

Transaction code	Posting Type	Total Allotment
OPT OPTION	2230 NEW SHARES ALLOTMENT	13,562
		13,562

ICSA SOFTWARE

BLUEPRINT Company Secretary

288a

APPOINTMENT of director or secretary

(NOT for resignation (use Form 288b) or change of particulars (use Form 288c))

Please complete in typescript, or in bold black capitals.

CHFP055

Company Number 53688

Company Name in full BBA AVIATION PLC

	Day	Month	Year		Day	Month	Year
Date of appointment	11	06	2007	†Date of Birth	08	12	1961

Appointment as director ✓ as secretary ☐ *Please mark the appropriate box. If appointment is as a director and secretary mark both boxes.*

Appointment form

Notes on completion appear on reverse.

NAME *Style / Title: MR *Honours etc:

Forename(s): SIMON CHARLES CONRAD

Surname: PRYCE

Previous Forename(s):

Previous Surname:

Usual residential address: GREY WALLS
COTHILL ROAD
COTHILL

Post town: ABINGDON Postcode: OX13 6QQ

County / Region: OXFORDSHIRE Country:

† Nationality: BRITISH †Business occupation: COMPANY DIRECTOR

† Other directorships (additional space overleaf): (See continuation sheet)

I consent to act as ** director / secretary of the above named company

Consent Signature [signature] **Date** 19 June 2007

A director, secretary etc must sign the form below.

Signed [signature] **Date** 19 6 07.

(**a director / secretary / administrator / administrative receiver / receiver manager / receiver)

* Voluntary details.
† Directors only.
** Please delete as appropriate.

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query

Mrs A Hammond
BBA Aviation plc
20 Balderton Street
London W1K 6TL

Companies House receipt date barcode

When you have completed and signed the form please send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ DX 33050 Cardiff
for companies registered in England and Wales or
Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
for companies registered in Scotland **DX 235 Edinburgh**

Form revised July 1998

† Directors only. † Other directorships

Current Directorships for MR SIMON CHARLES CONRAD PRYCE

GKN SHEEPBRIDGE STOKES LIMITED
THE SOCIETY OF MOTOR MANUFACTURERS AND TRADERS LIMITED

NOTES

Show the full forenames, NOT INITIALS. If the director or secretary is a corporation or Scottish firm, show the name on surname line and registered or principal office on the usual residential line.

Give previous forenames or surname(s) except:

- for a married woman, the name by which she was known before marriage need not be given.
- for names not used since the age of 18 or for at least 20 years

A peer or individual known by a title may state the title instead of or in addition to the forenames and surname and need not give the name by which that person was known before he or she adopted the title or succeeded to it.

Other directorships.

Give the name of every company incorporated in Great Britain of which the person concerned is a director or has been a director at any time in the past five years.

You may exclude a company which either is, or at all times during the past five years when the person concerned was a director, was

- dormant
- a parent company which wholly owned the company making the return, or
- another wholly owned subsidiary of the same parent company.

Companies House
for the record

88(2)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.
CHWP000

Company Number 53688

Company name in full BBA AVIATION PLC

Shares allotted (including bonus shares):

	From			To		
	Day	Month	Year	Day	Month	Year
Date or period during which shares were allotted *(If shares were allotted on one date enter that date in the "from" box)*	01	06	2007			

Class of shares *(ordinary or preference etc)*	ORDINARY		
Number allotted	77000		
Nominal value of each share	29 16/21P		
Amount (if any) paid or due on each share *(including any share premium)*	153P		

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX 235 Edinburgh**
For companies registered in Scotland

Companies House receipt date barcode

Shareholder details	Shares and share class allotted	
Name CAZENOVE NOMINEES LIMITED ESOS ACCT Address 20 MOORGATE, LONDON UK Postcode E C 2 R 6 D A	Class of shares allotted ORDINARY	Number allotted 77,000
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted

Please enter the number of continuation sheets (if any) attached to this form

Signed [signature] Date 14 June 2007

Assistant Company Secretary

~~A director / secretary / administrator / administrative receiver / receiver manager / receiver~~

Please delete as appropriate

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

Tel	
DX number	DX exchange

Companies House
for the record

88(2)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.

CHWP000

Company Number	53688
Company name in full	BBA AVIATION PLC

Shares allotted (including bonus shares):

	From			To		
	Day	Month	Year	Day	Month	Year
Date or period during which shares were allotted *(If shares were allotted on one date enter that date in the "from" box)*	18	05	2007			

Class of shares *(ordinary or preference etc)*	ORDINARY	ORDINARY	
Number allotted	56200	163907	
Nominal value of each share	29 16/21P	29 16/21P	
Amount (if any) paid or due on each share *(including any share premium)*	270P	275.25P	

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted *(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)*	

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX 235 Edinburgh**
For companies registered in Scotland

Companies House receipt date barcode

Shareholder details	Shares and share class allotted	
Name CAZENOVE NOMINEES LIMITED A/C ESOS Address 20 MOORGATE,LONDON UK Postcode E C 2 R 6 D A	Class of shares allotted ORDINARY	Number allotted 220,107
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted

Please enter the number of continuation sheets (if any) attached to this form [ ]

Signed [signature] Date 29 May 2007

~~A director~~ / secretary / ~~administrator / administrative receiver / receiver manager / receiver~~

Please delete as appropriate

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

Tel
DX number DX exchange

ICSA SOFTWARE
BLUEPRINT
Company Secretary

88(2)

Return of Allotment of shares

Please complete in typescript, or in bold black capitals.

CHFP055

Company Number	53688
Company Name in full	BBA AVIATION PLC

Shares allotted (including bonus shares):

	From Day	From Month	From Year	To Day	To Month	To Year
Date or period during which shares were allotted *(If shares were allotted on one date enter that date in the "from" box)*	15	05	2007			

Class of shares *(ordinary or preference etc)*	Ordinary		
Number allotted	58,132		
Nominal value of each share	29 16/21p		
Amount (if any) paid or due on each share *(including any share premium)*	275.25p		

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted *(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)*	

Companies House receipt date barcode

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX 235 Edinburgh**
For companies registered in Scotland

...ies and addresses of the allottees *(List joint share allotm... ents consecutiv...y)*

Shareholder details	Shares and share class allotted	
Name: Cazenove Nominees Ltd A/C ESOS	Class of shares allotted	Number allotted
Address: 20 Moorgate, London	Ordinary	58,132
UK Postcode: EC2R 6DA		
Name	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name	Class of shares allotted	Number allotted
Address		
UK Postcode		

Please enter the number of continuation sheets (if any) attached to this form: 0

Signed [signature] **Date** 11 June 2007

~~A director / secretary, administrator, administrative receiver / receiver manager / receiver~~
Assistant Company Secretary

Please delete as appropriate

Please give the name and address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

	Tel
DX number	DX exchange

Companies House
— for the record —

88(2)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.
CHWP000

Company Number	53688
Company name in full	BBA AVIATION PLC

Shares allotted (including bonus shares):

	From			To		
	Day	*Month*	*Year*	*Day*	*Month*	*Year*
Date or period during which shares were allotted *(If shares were allotted on one date enter that date in the "from" box)*	10	05	2007			

Class of shares *(ordinary or preference etc)*	ORDINARY	ORDINARY	
Number allotted	14755	2598	
Nominal value of each share	29 16/21P	29 16/21P	
Amount (if any) paid or due on each share *(including any share premium)*	275.25	213	

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX 235 Edinburgh**
For companies registered in Scotland

Companies House receipt date barcode

This form has been provided free of charge by Companies House.

Shareholder details	Shares and share class allotted	
Name MR GRAHAM COLLINS Address 106 UNDERWOOD DRIVE,WHITBY,ELLESMERE PORT UK Postcode CH65 6TN	Class of shares allotted ORDINARY	Number allotted 1,732
Name MR PAUL DOWSETT Address 5 LENNOX CLOSE,GOSPORT UK Postcode PO12 2UJ	Class of shares allotted ORDINARY	Number allotted 866
Name CAZENOVE NOMINEES LIMITED A/C ESOS Address 20 MOORGATE,LONDON UK Postcode EC2R 6DA	Class of shares allotted ORDINARY	Number allotted 14,755
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted

Please enter the number of continuation sheets (if any) attached to this form

Signed [signature] Date 21 May 2007

A director / secretary / administrator / administrative receiver / receiver manager / receiver

Please delete as appropriate

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

Tel
DX number DX exchange

Company Name
BBA AVIATION PLC

363s Annual Return

Companies House — for the record —

Company Type
Public Limited Company

Company Number
53688
Information extracted from Companies House records on
26th April 2007

> Please check the details printed in the **"Current details"** column.
> If any details are wrong, strike them through and write the correct details in the **"Amended details"** column.
> Please complete in **black** ink and use capitals.

Section 1: Company details

Ref: 53688/09/28	Current details	Amended details
> Registered Office Address *If any of the details are wrong, strike them through and fill in the correct details in the "Amended details" column.*	**7th Floor** **20 Balderton Street** **London** **W1K 6TL**	Address UK Postcode
> Register of Members *If any of the details are wrong, strike them through and fill in the correct details in the "Amended details" column.*	**Address where the Register is held** **Capita Registrars** **Northern House Woodsome Park** **Fenay Bridge** **Huddersfield HD8 0LA**	Address UK Postcode
> Register of Debenture Holders *If any of the details are wrong, strike them through and fill in the correct details in the "Amended details" column.*	**Capita Registrars** **Northern House Woodsome Park** **Fenay Bridge** **Huddersfield HD8 0LA**	Address UK Postcode
> Principal Business Activities *If any of the details are wrong, strike them through and fill in the correct details in the "Amended details" column.* > *Please enter additional principal activity code(s) in "Amended details" column. See notes for guidance for list of activity codes.*	**SIC Code** **Description** **3663** **Other manufacturing**	**SIC CODE** **Description**

Section 2: Details of Officers of the Company

	Current details	Amended details
> **Company Secretary** *If any of the details for this person are wrong, strike them through and fill in the correct details in the "Amended details" column.* *Particulars of a new Company Secretary must be notified on form 288a.*	**Name** **Sarah Margaret SHAW** **Address** **26 Hamilton Road** **London** **W5 2EH**	Name ______ ☐ Tick this box if this address is a service address for the beneficiary of a Confidentiality Order granted under section 723E of the Companies Act 1985. Address ______ ______ ______ UK Postcode ____ ___ Date of change __ / __ / ____ Date Sarah Margaret SHAW ceased to be secretary (if applicable) __ / __ / ____
> **Director** *If any of the details for this person are wrong, strike them through and fill in the correct details in the "Amended details" column.* *Particulars of a new Director must be notified on form 288a.*	**Name** **John Michael HARPER** **Address** **Barley End Stocks Road** **Aldbury** **Tring** **Hertfordshire** **HP23 5RZ** **Date of birth** **02/01/1945** **Nationality** **British** **Occupation** **Company Director & Engineer**	Name ______ ☐ Tick this box if this address is a service address for the beneficiary of a Confidentiality Order granted under section 723E of the Companies Act 1985. Address ______ ______ ______ UK Postcode ____ ___ Date of birth __ / __ / ____ Nationality ______ Occupation ______ Date of change __ / __ / ____ Date John Michael HARPER ceased to be director (if applicable) __ / __ / ____

Company Number - 53688 Section 2: Details of Officers of the Company (continued)

	Current details	Amended details
> **Director** *If any of the details for this person are wrong, strike them through and fill in the correct details in the "Amended details" column.* *Particulars of a new Director must be notified on form 288a.*	**Name** **Mark HARPER** **Address** **2 Orchard View** **Tithe Lane Clifton** **Banbury** **Oxfordshire** **OX17 1NR** **Date of birth** **05/05/1956** **Nationality** **British** **Occupation** **Company Director**	Name MARK JEREMY HARPER ☐ Tick this box if this address is a service address for the beneficiary of a Confidentiality Order granted under section 723B of the Companies Act 1985. Address ____ ____ ____ UK Postcode ____ ___ Date of birth __/__/____ Nationality ____ Occupation ____ Date of change __/__/____ Date Mark HARPER ceased to be director (if applicable) __/__/____
> **Director** *If any of the details for this person are wrong, strike them through and fill in the correct details in the "Amended details" column.* *Particulars of a new Director must be notified on form 288a.*	**Name** **Nicholas Charles Edward LAND** This is a service address for the beneficiary of a Confidentiality Order. **Address** **Bba Group Plc** **20 Balderton Street** **London** **W1K 6TL** **Date of birth** **06/02/1948** **Nationality** **British** **Occupation** **Chartered Accountant**	Name ____ ☑ Tick this box if this address is a service address for the beneficiary of a Confidentiality Order granted under section 723B of the Companies Act 1985. Address BBA AVIATION PLC 20 BALDERTON STREET LONDON UK Postcode W1K 6TL Date of birth __/__/____ Nationality ____ Occupation ____ Date of change __/__/____ Date Nicholas Charles Edward LAND ceased to be director (if applicable) __/__/____

> Director *If any of the details for this person are wrong, strike them through and fill in the correct details in the "Amended details" column.* *Particulars of a new Director must be notified on form 288a.*	**Name** **Robert Mayfield PHILLIPS** **Address** **130 Wallacks Point** **Stamford** **Connecticut 06902** **Usa** **Date of birth** **15/07/1938** **Nationality** **American** **Occupation** **Retired**	Name ☐ Tick this box if this address is a service address for the beneficiary of a Confidentiality Order granted under section 723B of the Companies Act 1985. Address UK Postcode Date of birth / / Nationality Occupation Date of change / / Date Robert Mayfield PHILLIPS ceased to be director (if applicable) / /
> Director *If any of the details for this person are wrong, strike them through and fill in the correct details in the "Amended details" column.* *Particulars of a new Director must be notified on form 288a.*	**Name** **David John Seymour ROQUES** **Address** **High Down** **Cokes Lane** **Chalfont St Giles** **Buckinghamshire** **HP8 4TQ** **Date of birth** **14/10/1938** **Nationality** **British** **Occupation** **Chartered Accountant**	Name ☐ Tick this box if this address is a service address for the beneficiary of a Confidentiality Order granted under section 723B of the Companies Act 1985. Address UK Postcode Date of birth / / Nationality Occupation Date of change / / Date David John Seymour ROQUES ceased to be director (if applicable) / /

Company Number - 53688

Section 2: Details of Officers of the Company (continued)

	Current details	Amended details
> Director *If any of the details for this person are wrong, strike them through and fill in the correct details in the "Amended details" column.* *Particulars of a new Director must be notified on form 288a.*	**Name** **David ROUGH** **Address** **Burford House** **The Drive** **Belmont** **Surrey** **SM2 7DP** **Date of birth** **01/01/1951** **Nationality** **British** **Occupation** **Investment Manager**	Name ______ ☐ Tick this box if this address is a service address for the beneficiary of a Confidentiality Order granted under section 723B of the Companies Act 1985. Address ______ ______ ______ UK Postcode ____ ___ Date of birth __ / __ / ____ Nationality ______ Occupation ______ Date of change __ / __ / ____ Date David ROUGH ceased to be director (if applicable) 26 / 04 / 2007
> Director *If any of the details for this person are wrong, strike them through and fill in the correct details in the "Amended details" column.* *Particulars of a new Director must be notified on form 288a.*	**Name** **Hansel TOOKES** **Address** **471 Savoie Drive** **Palm Beach Gardens** **Florida 33410** **U.S.A** **Date of birth** **11/12/1947** **Nationality** **American** **Occupation** **Retired**	Name ______ ☐ Tick this box if this address is a service address for the beneficiary of a Confidentiality Order granted under section 723B of the Companies Act 1985. Address ______ ______ ______ UK Postcode ____ ___ Date of birth __ / __ / ____ Nationality ______ Occupation ______ Date of change __ / __ / ____ Date Hansel TOOKES ceased to be director (if applicable) __ / __ / ____

	Current details	Amended details
> **Director** *If any of the details for this person are wrong, strike them through and fill in the correct details in the "Amended details" column.* *Particulars of a new Director must be notified on form 288a.*	**Name** **Bruce VAN ALLEN** **Address** **32245 Equestrian Trail** **Sorrento** **Florida Fl 32776** **United States Of America** **Date of birth** **27/07/1955** **Nationality** **American** **Occupation** **Company Director**	Name ____ ☐ Tick this box if this address is a service address for the beneficiary of a Confidentiality Order granted under section 723B of the Companies Act 1985. Address ____ ____ ____ UK Postcode ____ ___ Date of birth __ / __ / ____ Nationality ____ Occupation ____ Date of change __ / __ / ____ Date Bruce VAN ALLEN ceased to be director (if applicable) __ / __ / ____
> **Director** *If any of the details for this person are wrong, strike them through and fill in the correct details in the "Amended details" column.* *Particulars of a new Director must be notified on form 288a.*	**Name** **Andrew Richard WOOD** **Address** **Lane End** **Bank** **Lyndhurst** **Hampshire** **SO43 7FD** **Date of birth** **24/06/1951** **Nationality** **British** **Occupation** **Group Finance Director**	Name ____ ☐ Tick this box if this address is a service address for the beneficiary of a Confidentiality Order granted under section 723B of the Companies Act 1985. Address ____ ____ ____ UK Postcode ____ ___ Date of birth __ / __ / ____ Nationality ____ Occupation ____ Date of change __ / __ / ____ Date Andrew Richard WOOD ceased to be director (if applicable) __ / __ / ____

Section 3: Share Capital

Issued share capital details

> *Please fill in the details of total share capital by class (eg. ordinary, preference etc) that has been issued to the company's shareholders.*

Class of Share	Number of shares issued	Aggregate Nominal Value of issued shares
ORDINARY 29 16/21 p	412, 018, 477	£ 122, 624 546. 73
5% PREFERENCE OF £1 EACH	199, 332	£199, 332

> *Please fill in the total number of issued shares and their total nominal value.*

Number of shares issued: 412, 217, 809

Aggregate Nominal Value of issued shares: £ 122, 823, 878.73

List of past and present members *(Tick appropriate box)*

> *Please complete the required information on the attached schedules or in another format agreed by Companies House.*

- ☐ There were no changes during the period
- ☐ A list of changes is enclosed
- ☑ A full list of members is enclosed

The last full list of members was received on: 02/05/2006

> **REMEMBER:**
> ***Changes** to shareholder particulars or details of shares transferred to be **completed each year***
> *A full list of shareholders is required with the first and every third Annual Return thereafter*
> *List shareholders in alphabetical order or provide an index*
> *List joint shareholders consecutively*

Section 4: Details of New Shareholders and Transfers (A) (ii)

> Please fill in details of any persons or corporate bodies who have become shareholders since the last annual return.

> Please fill in details of any persons or corporate bodies that have transferred shares since the last annual return.

> Please use Section 4B to give details of any persons or corporate bodies who have ceased to be shareholders since the last annual return or, in the case of first return, since the incorporation of the company.

> Please copy this page if there is not enough space to enter all the company's current shareholders.

Shareholders details	Class and number of shares or amount of stock held	Class and number of shares or amount of stock transferred (If appropriate)	Date of registration of transfer (If appropriate)
Name Address UK Postcode			
Name Address UK Postcode			
Name Address UK Postcode			
Name Address UK Postcode			

Section 4B: Details of Former Shareholders

> Please fill in details of any persons or corporate bodies who have ceased to be shareholders at the date of this return. Also, please give the dates that their shares were transferred.

> Please copy this page if there is not enough space to enter all the company's former shareholders.

Former shareholders details	Class and number of shares or amount of stock transferred	Date of registration of transfer
Name Address UK Postcode		
Name Address UK Postcode		
Name Address UK Postcode		
Name Address UK Postcode		
Name Address UK Postcode		

363s Annual Return Declaration

> When you have checked all the sections of this form, please complete this page and sign the declaration below.

> If you want to change the made up date of this annual return, please complete 2 below.

1. Declaration

☐ I confirm that the details in this annual return are correct as at the made-up-date (shown at 2 below). I enclose the filing fee of £30.

Signature [signature] (Director / Secretary)

Date 17 / 05 / 2007

This date must not be earlier than the return date at 2 below

What to do now

Complete this page then send the whole of the Annual Return and the declaration to the address shown at 4 below.

2. Date of this return

☑ This AR is made up to ***2/5/2007***

If you are making this return up to an earlier date, please give the date here

__ __ / __ __ / __ __ __ __

Note: The form must be delivered to CH within 28 days of this date

3. Date of next return

☐ If you wish to change your next return to a date earlier than **2nd May 2008** please give the new date here:

__ __ / __ __ / __ __ __ __

4. Where to send this form

☐ Please return this form to:

Registrar of Companies
Companies House
Crown Way
Cardiff CF14 3UZ

OR

For members of the Hays Document Exchange service
DX 33050 Cardiff

Have you enclosed the filing fee with the company number written on the reverse of the cheque?

Contact Address

You do not have to give any contact information below, but if you do, it will help Companies House to contact you if there is a query on the form. The contact information that you give will be visible to searchers of the public record.

Contact Name
GABRIELE TRIPP

Telephone number *inc code*
0207 514 3971

Address
BBA AVIATION PLC
20 BALDERTON STREET
LONDON

DX number *if applicable*

DX exchange

Postcode W1K 6TL

Companies House
— for the record —

88(2)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.
CHWP000

Company Number 53688

Company name in full BBA AVIATION PLC

Shares allotted (including bonus shares):

Date or period during which shares were allotted
(If shares were allotted on one date enter that date in the "from" box)

	From Day	From Month	From Year	To Day	To Month	To Year
	03	05	2007			

Class of shares *(ordinary or preference etc)*	ORDINARY		
Number allotted	11644		
Nominal value of each share	29 16/21P		
Amount (if any) paid or due on each share *(including any share premium)*	275.25P		

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX 235 Edinburgh**
For companies registered in Scotland

Shareholder details	Shares and share class allotted	
Name CAZENOVE NOMINEES LIMITED A/C ESOS	Class of shares allotted	Number allotted
Address 20 MOORGATE, LONDON	ORDINARY	11,644
UK Postcode EC2R 6DA		
Name	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name	Class of shares allotted	Number allotted
Address		
UK Postcode		

Please enter the number of continuation sheets (if any) attached to this form

Signed [signature] Date 14 May 2007

~~A director~~ / secretary / ~~administrator / administrative receiver / receiver manager / receiver~~ *Please delete as appropriate*

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

Tel
DX number DX exchange

ICSA SOFTWARE

BLUEPRINT
Company Secretary

288b

Terminating appointment as director or secretary

(NOT for appointment (use Form 288a) or change of particulars (use Form 288c))

Please complete in typescript, or in bold black capitals

CHFP055

Company Number 53688

Company Name in full BBA AVIATION PLC

	Day	Month	Year
Date of termination of appointment	05	05	2007

as director ✓ as secretary ☐

Please mark the appropriate box. If terminating appointment as a director and secretary mark both boxes.

NAME *Style / Title: MR *Honours etc:

Please insert details as previously notified to Companies House.

Forename(s): ROBERT MAYFIELD

Surname: PHILLIPS

	Day	Month	Year
†Date of birth	15	07	1938

* Voluntary details.
† Directors only.
** Delete as appropriate.

A serving director, secretary etc must sign the form below.

Signed [signature] **Date** 30 April 2007

(** serving director / secretary / administrator / administrative receiver / receiver manager / receiver)

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query

Mrs A Hammond
BBA Aviation plc
20 Balderton Street
London W1K 6TL

Companies House receipt date barcode

When you have completed and signed the form please send it to
Companies House, Crown Way, Cardiff, CF14 3UZ DX 33050 Cardiff
for companies registered in England and Wales **or**
Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
for companies registered in Scotland **DX 235 Edinburgh**

Form revised 1999

COMPANY NUMBER 53688

RESOLUTIONS OF
BBA AVIATION PLC

IN ACCORDANCE WITH SECTIONS 378 & 380 OF THE COMPANIES ACT 1985

At the Annual General Meeting of BBA Aviation plc, (the "Company") duly convened and held at Glaziers Hall, 9 Montague Close, London Bridge, London SE1 9DD on Thursday 26 April 2007 at 11.30am, the following resolutions were passed:

As an Ordinary Resolution:

THAT the directors be and are hereby generally and unconditionally authorised pursuant to section 80 of the Companies Act 1985 to exercise for the period ending on the date of the next annual general meeting or on 30 June 2008, whichever is the earlier, all the powers of the Company to allot relevant securities up to the aggregate nominal amount of £40,811,662 provided that the authority hereby conferred shall allow the directors to make an offer or agreement before the expiry of such authority which would or might require relevant securities to be allotted after such expiry as if the power conferred hereby had not expired.

As a Special Resolution:

THAT the directors be and are hereby empowered pursuant to section 95 of the Companies Act 1985 for the period commencing on and with effect from the date of adoption of this resolution and expiring on the date of the next annual general meeting or on 30 June 2008, whichever is the earlier, to allot equity securities (within the meaning of section 94 of the Companies Act 1985) for cash as if section 89(1) of that Act did not apply to any such allotment provided that the power hereby conferred shall be limited to:

(a) the allotment of equity securities in connection with or pursuant to an offer by way of rights to the holders of shares in the Company (excluding any holder holding shares as treasury shares) and other persons entitled to participate therein in the proportion (as nearly as may be) to such holders' holdings of such shares (or, as appropriate, to the number of shares which such other persons are for these purposes deemed to hold) subject to such exclusions or other arrangements as the directors may deem necessary or expedient in relation to fractional entitlements or legal problems under the laws of any territory or the requirements of any recognised regulatory body or stock exchange; and

(b) the allotment of equity securities (otherwise than pursuant to paragraph (a) hereof) up to a maximum nominal value of £6,127,877.

The foregoing power shall allow and enable the directors to make an offer or agreement before the expiry of that power which would or might require securities to be allotted after such expiry as if the power conferred hereby had not expired.

As a Special Resolution:

THAT the Company is hereby generally and unconditionally authorised for the purposes of section 166 of the Companies Act 1985 to make market purchases (within the meaning of section 163 of such Act) on The London Stock Exchange of ordinary shares of $29^{16/21}$p each in the capital of the Company ("ordinary shares") provided that:

Registered Office:
20 Balderton Street
London
W1K 6TL

(a) the maximum aggregate number of ordinary shares authorised to be purchased is 61,727,832 (representing approximately 14.99 per cent of the present issued ordinary share capital of the Company);

(b) the minimum price (excluding stamp duty and expenses) which may be paid for an ordinary share so purchased is $29^{16/21}$p;

(c) the maximum price (excluding stamp duty and expenses) which may be paid for an ordinary share so purchased is an amount equal to 5 per cent above the average of the middle market quotations shown for an ordinary share in the London Stock Exchange Daily Official List on the five business days immediately preceding the day on which that ordinary share is contracted to be purchased;

(d) the authority hereby conferred shall expire at the conclusion of the annual general meeting to be held in 2008, unless such authority is renewed, varied or revoked prior to such time;

(e) the Company may prior to the expiry of such authority make a contract to purchase ordinary shares under the authority hereby conferred which will or may be executed wholly or partly after the expiry of such authority, and may make a purchase of ordinary shares in pursuance of any such contract; and

(f) all ordinary shares purchased pursuant to the said authority shall either:
(i) be cancelled immediately upon completion of the purchase; or
(ii) be held, sold, transferred or otherwise dealt with as treasury shares in accordance with the provisions of the Companies Act 1985.

As a Special Resolution:

THAT Article 13 of the Company's Articles of Association be amended by the insertion of a new Article 13.7 stating that: "In relation to documents or information to be sent or supplied to joint holders of a share, anything to be agreed or specified by the holder shall only be required to be agreed or specified by the person whose name appears first in the Register as one of the joint holders of that share, in which case it shall be deemed to have been agreed or specified by all the joint holders of that share for all such purposes."

As a Special Resolution:

THAT Article 153 of the Company's Articles of Association be amended by amending the heading of Article 153 to read: "Service of Notices and other documents and information" and by the deletion of the words: "A notice may be served by the Company upon any Member" at the beginning of Article 153 and replacing them with the words: "Any notice, document or information may be served on or sent, supplied or delivered to any Member by the Company".

As a Special Resolution:

THAT Articles 94.2 to 94.6 (inclusive) of the Company's Articles of Association be deleted in their entirety and replaced by the following:

"94.2 The Board shall restrict the borrowings of the Company and exercise all voting and other rights or powers of control exercisable by the Company in relation to its subsidiary undertakings (if any) so as to secure (but as regards subsidiary undertakings only in so far as by the exercise of the rights or powers of control the Board can secure) that the aggregate principal amount from time to time outstanding of all borrowings by the group (exclusive of borrowings owing by one member of the group to another member of the group) shall not at any time without the previous sanction of an ordinary resolution of the Company exceed an amount equal to three times the adjusted capital and reserves.

94.3 For the purposes of this Article:

94.3.1 "the adjusted capital and reserves" means the aggregate from time to time of:
(a) the amount paid up on the issued share capital of the Company (including any shares held as treasury shares); and

(b) the amount standing to the credit of the reserves of the Company including (without limitation) any share premium account, capital redemption reserve and credit balance on profit and loss account or retained earnings,

all as shown by the then latest audited balance sheet but after:
(c) deducting from the aggregate any debit balance on profit and loss account or retained earnings subsisting at the date of that audited balance sheet except to the extent that a deduction has already been made on that account, and
(d) making such adjustment as may be appropriate to reflect any variation in the amount of the paid up share capital, share premium account, capital redemption reserve or other reserve since the date of the audited balance sheet;

94.3.2 "borrowings" include the following except insofar as otherwise taken into account:
(a) the principal amount (together with any fixed or minimum premium payable on final repayment) owing by a member of the group under any debenture, debenture stock, bond or other security whether constituting a charge over the assets of such company or not, and whether issued for cash or otherwise;
(b) the principal amount owing by any member of the group under any acceptance credit opened on its behalf by any bank, acceptance house or finance company other than acceptances relating to the purchase or sale of goods in the usual course of trading;
(c) the principal amount owing by a member of the group in respect of any loan or advance from, or overdraft facility with, any bank, acceptance house or finance company;
(d) the principal amount owing by a member of the group under or in respect of any hire purchase agreement, finance lease (as defined in International Accounting Standard 17), conditional sale agreement, credit sale agreement or other agreement of a similar nature;
(e) the nominal amount of any issued share capital and the principal amount of any borrowings (together, in each case, with any fixed or minimum premium payable on final repayment) the repayment of which is guaranteed or secured or is the subject of an indemnity given by a member of the group and the beneficial interest in which is not owned by a member of the group;
(f) the nominal amount (including any fixed or minimum premium payable on final repayment) of any issued share capital, other than equity share capital, of any subsidiary undertaking the beneficial interest in which is not owned by a member of the group;
(g) the minority proportion of moneys borrowed by a member of the group and owing to a partly-owned subsidiary undertaking;

but shall not include:-
(h) borrowings incurred by any member of the group for the purpose of repaying within one month of the borrowing the whole or any part of any borrowings of that or any other member of the group outstanding at the relevant time, pending their application for that purpose within that period;
(i) the minority proportion of moneys borrowed by a partly-owned subsidiary undertaking and not owing to another member of the group;
(j) borrowings incurred by any member of the group for the purpose of financing any contract for the sale of goods to the extent that the purchase price receivable under such contract is guaranteed or insured;

94.3.3 outstanding borrowings in a currency other than sterling shall be converted into sterling at the London spot buying rate for such currency as quoted at about 11 a.m. on the day in question by Barclays Bank PLC;

94.3.4 if the amount of adjusted capital and reserves is being calculated in connection with a transaction involving a company becoming or ceasing to be a member of the group, the amount is to be calculated as if the transaction had already occurred;

94.3.5 a certificate or report by the Auditors as to the amount of the adjusted capital and reserves or the amount of any borrowings or to the effect that the limit imposed by this Article has not been or will not be exceeded at any particular time or times shall be conclusive evidence of that amount or of that fact;

94.3.6 "audited balance sheet" means the audited balance sheet of the Company prepared for the purposes of the Act for a financial year unless an audited consolidated balance sheet dealing with the state of affairs of the Company and its subsidiary undertakings required to be dealt with in group accounts has been prepared for those purposes for the same financial year, in which case it means that audited consolidated balance sheet, and in that case all references to reserves shall be deemed to be references to consolidated reserves;

94.3.7 "the group" means the Company and its subsidiary undertakings (if any); and

94.3.8 "the minority proportion" means a proportion equal to the proportion of the issued share capital of a partly-owned subsidiary undertaking which is not attributable to a member of the group."

As a Special Resolution:

THAT Article 84 of the Company's Articles of Association be amended by the insertion of an additional sentence at the end of Article 84 stating that: "The Company may also fund a Director's expenditure on defending proceedings or in connection with any application under the Statutes and may do anything to enable a director to avoid incurring such expenditure all as provided in the Statutes." and that Article 159 of the Company's Articles of Association be deleted in its entirety and replaced by the following: "Subject to the provisions of the Statutes, the Company may indemnify any director of the Company or of any associated company against any liability and may purchase and maintain for any director of the Company or of any associated company insurance against any liability. In this Article references to a "director" shall include any former director of the Company."

BY ORDER OF THE BOARD

SARAH SHAW
GROUP SECRETARY

Registered Office:
20 Balderton Street
London
W1K 6TL

Companies House

— for the record —

88(2)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.

CHWP000

Company Number 53688

Company name in full BBA AVIATION PLC

Shares allotted (including bonus shares):

	From			To		
	Day	*Month*	*Year*	*Day*	*Month*	*Year*
Date or period during which shares were allotted *(If shares were allotted on one date enter that date in the "from" box)*	17	04	2007			

Class of shares *(ordinary or preference etc)*	ORDINARY	ORDINARY	
Number allotted	660	4330	
Nominal value of each share	29 16/21	29 16/21	
Amount (if any) paid or due on each share *(including any share premium)*	2.45	2.13	

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX 235 Edinburgh**
For companies registered in Scotland

Companies House receipt date barcode

This form has been provided free of charge by Companies House.

Shareholder details	Shares and share class allotted	
Name MR MICHAEL TURNER Address 54 FOXCROFT DRIVE, CARTERTON UK Postcode OX16 3HT	Class of shares allotted ORDINARY	Number allotted 660
Name MR NICHOLAS BAILEY Address TWYNTRE, 163 PETERSHAM ROAD, PETERSHAM, RICHMOND SURREY UK Postcode TW10 7AH	Class of shares allotted ORDINARY	Number allotted 4,330
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted

Please enter the number of continuation sheets (if any) attached to this form

Signed ______ Date 3rd May 2007

~~A director~~ / secretary / ~~administrator / administrative receiver / receiver manager / receiver~~

Please delete as appropriate

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

	Tel
DX number	DX exchange

ICSA SOFTWARE

BLUEPRINT
Company Secretary

288b

Terminating appointment as director or secretary

(NOT for appointment (use Form 288a) or change of particulars (use Form 288c))

Please complete in typescript, or in bold black capitals

CHFP055

Company Number 53688

Company Name in full BBA AVIATION PLC

	Day	Month	Year
Date of termination of appointment	2 6	0 4	2 0 0 7

as director ✓ as secretary [ ]

Please mark the appropriate box. If terminating appointment as a director and secretary mark both boxes.

NAME *Style / Title: MR *Honours etc:

Please insert details as previously notified to Companies House.

Forename(s): DAVID

Surname: ROUGH

	Day	Month	Year
†Date of birth	0 1	0 1	1 9 5 1

* Voluntary details.
† Directors only.
** Delete as appropriate.

A serving director, secretary etc must sign the form below.

Signed [signature] **Date** 30 April 2007

(** serving director / secretary / administrator / administrative receiver / receiver manager / receiver)

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query

Mrs A Hammond
BBA Aviation plc
20 Balderton Street
London W1K 6TL

Companies House receipt date barcode

When you have completed and signed the form please send it to
Companies House, Crown Way, Cardiff, CF14 3UZ DX 33050 Cardiff
for companies registered in England and Wales **or**
Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
for companies registered in Scotland **DX 235 Edinburgh**

Form revised 1999

RESOLUTIONS OF
BBA AVIATION PLC

IN ACCORDANCE WITH THE LISTING RULES LR 9.6.2

At the Annual General Meeting of BBA Aviation plc, (the "Company") duly convened and held at Glaziers Hall, 9 Montague Close, London Bridge, London SE1 9DD on Thursday 26 April 2007 at 11.30am, the following resolutions were passed:

As an Ordinary Resolution:

THAT the directors be and are hereby generally and unconditionally authorised pursuant to section 80 of the Companies Act 1985 to exercise for the period ending on the date of the next annual general meeting or on 30 June 2008, whichever is the earlier, all the powers of the Company to allot relevant securities up to the aggregate nominal amount of £40,811,662 provided that the authority hereby conferred shall allow the directors to make an offer or agreement before the expiry of such authority which would or might require relevant securities to be allotted after such expiry as if the power conferred hereby had not expired.

As a Special Resolution:

THAT the directors be and are hereby empowered pursuant to section 95 of the Companies Act 1985 for the period commencing on and with effect from the date of adoption of this resolution and expiring on the date of the next annual general meeting or on 30 June 2008, whichever is the earlier, to allot equity securities (within the meaning of section 94 of the Companies Act 1985) for cash as if section 89(1) of that Act did not apply to any such allotment provided that the power hereby conferred shall be limited to:

(a) the allotment of equity securities in connection with or pursuant to an offer by way of rights to the holders of shares in the Company (excluding any holder holding shares as treasury shares) and other persons entitled to participate therein in the proportion (as nearly as may be) to such holders' holdings of such shares (or, as appropriate, to the number of shares which such other persons are for these purposes deemed to hold) subject to such exclusions or other arrangements as the directors may deem necessary or expedient in relation to fractional entitlements or legal problems under the laws of any territory or the requirements of any recognised regulatory body or stock exchange; and

(b) the allotment of equity securities (otherwise than pursuant to paragraph (a) hereof) up to a maximum nominal value of £6,127,877.

The foregoing power shall allow and enable the directors to make an offer or agreement before the expiry of that power which would or might require securities to be allotted after such expiry as if the power conferred hereby had not expired.

As a Special Resolution:

THAT the Company is hereby generally and unconditionally authorised for the purposes of section 166 of the Companies Act 1985 to make market purchases (within the meaning of section 163 of such Act) on The London Stock Exchange of ordinary shares of $29^{16/21}$p each in the capital of the Company ("ordinary shares") provided that:

(a) the maximum aggregate number of ordinary shares authorised to be purchased is 61,727,832 (representing approximately 14.99 per cent of the present issued ordinary share capital of the Company);

Registered Office:
20 Balderton Street
London
W1K 6TL

(b) the minimum price (excluding stamp duty and expenses) which may be paid for an ordinary share so purchased is 29$^{16/21}$p;

(c) the maximum price (excluding stamp duty and expenses) which may be paid for an ordinary share so purchased is an amount equal to 5 per cent above the average of the middle market quotations shown for an ordinary share in the London Stock Exchange Daily Official List on the five business days immediately preceding the day on which that ordinary share is contracted to be purchased;

(d) the authority hereby conferred shall expire at the conclusion of the annual general meeting to be held in 2008, unless such authority is renewed, varied or revoked prior to such time;

(e) the Company may prior to the expiry of such authority make a contract to purchase ordinary shares under the authority hereby conferred which will or may be executed wholly or partly after the expiry of such authority, and may make a purchase of ordinary shares in pursuance of any such contract; and

(f) all ordinary shares purchased pursuant to the said authority shall either:
   (i) be cancelled immediately upon completion of the purchase; or
   (ii) be held, sold, transferred or otherwise dealt with as treasury shares in accordance with the provisions of the Companies Act 1985.

As a Special Resolution:

THAT Article 13 of the Company's Articles of Association be amended by the insertion of a new Article 13.7 stating that: "In relation to documents or information to be sent or supplied to joint holders of a share, anything to be agreed or specified by the holder shall only be required to be agreed or specified by the person whose name appears first in the Register as one of the joint holders of that share, in which case it shall be deemed to have been agreed or specified by all the joint holders of that share for all such purposes."

As a Special Resolution:

THAT Article 153 of the Company's Articles of Association be amended by amending the heading of Article 153 to read: "Service of Notices and other documents and information" and by the deletion of the words: "A notice may be served by the Company upon any Member" at the beginning of Article 153 and replacing them with the words: "Any notice, document or information may be served on or sent, supplied or delivered to any Member by the Company".

As a Special Resolution:

THAT Articles 94.2 to 94.6 (inclusive) of the Company's Articles of Association be deleted in their entirety and replaced by the following:

"94.2 The Board shall restrict the borrowings of the Company and exercise all voting and other rights or powers of control exercisable by the Company in relation to its subsidiary undertakings (if any) so as to secure (but as regards subsidiary undertakings only in so far as by the exercise of the rights or powers of control the Board can secure) that the aggregate principal amount from time to time outstanding of all borrowings by the group (exclusive of borrowings owing by one member of the group to another member of the group) shall not at any time without the previous sanction of an ordinary resolution of the Company exceed an amount equal to three times the adjusted capital and reserves.

94.3 For the purposes of this Article:

94.3.1 "the adjusted capital and reserves" means the aggregate from time to time of:
(a) the amount paid up on the issued share capital of the Company (including any shares held as treasury shares); and

Registered Office:
20 Balderton Street
London
W1K 6TL

(b) the amount standing to the credit of the reserves of the Company including (without limitation) any share premium account, capital redemption reserve and credit balance on profit and loss account or retained earnings,

all as shown by the then latest audited balance sheet but after:

(c) deducting from the aggregate any debit balance on profit and loss account or retained earnings subsisting at the date of that audited balance sheet except to the extent that a deduction has already been made on that account, and

(d) making such adjustment as may be appropriate to reflect any variation in the amount of the paid up share capital, share premium account, capital redemption reserve or other reserve since the date of the audited balance sheet;

94.3.2 "borrowings" include the following except insofar as otherwise taken into account:

(a) the principal amount (together with any fixed or minimum premium payable on final repayment) owing by a member of the group under any debenture, debenture stock, bond or other security whether constituting a charge over the assets of such company or not, and whether issued for cash or otherwise;

(b) the principal amount owing by any member of the group under any acceptance credit opened on its behalf by any bank, acceptance house or finance company other than acceptances relating to the purchase or sale of goods in the usual course of trading;

(c) the principal amount owing by a member of the group in respect of any loan or advance from, or overdraft facility with, any bank, acceptance house or finance company;

(d) the principal amount owing by a member of the group under or in respect of any hire purchase agreement, finance lease (as defined in International Accounting Standard 17), conditional sale agreement, credit sale agreement or other agreement of a similar nature;

(e) the nominal amount of any issued share capital and the principal amount of any borrowings (together, in each case, with any fixed or minimum premium payable on final repayment) the repayment of which is guaranteed or secured or is the subject of an indemnity given by a member of the group and the beneficial interest in which is not owned by a member of the group;

(f) the nominal amount (including any fixed or minimum premium payable on final repayment) of any issued share capital, other than equity share capital, of any subsidiary undertaking the beneficial interest in which is not owned by a member of the group;

(g) the minority proportion of moneys borrowed by a member of the group and owing to a partly-owned subsidiary undertaking;

but shall not include:-

(h) borrowings incurred by any member of the group for the purpose of repaying within one month of the borrowing the whole or any part of any borrowings of that or any other member of the group outstanding at the relevant time, pending their application for that purpose within that period;

(i) the minority proportion of moneys borrowed by a partly-owned subsidiary undertaking and not owing to another member of the group;

(j) borrowings incurred by any member of the group for the purpose of financing any contract for the sale of goods to the extent that the purchase price receivable under such contract is guaranteed or insured;

94.3.3 outstanding borrowings in a currency other than sterling shall be converted into sterling at the London spot buying rate for such currency as quoted at about 11 a.m. on the day in question by Barclays Bank PLC;

94.3.4 if the amount of adjusted capital and reserves is being calculated in connection with a transaction involving a company becoming or ceasing to be a member of the group, the amount is to be calculated as if the transaction had already occurred;

94.3.5 a certificate or report by the Auditors as to the amount of the adjusted capital and reserves or the amount of any borrowings or to the effect that the limit imposed by this Article has not been or will not be exceeded at any particular time or times shall be conclusive evidence of that amount or of that fact;

94.3.6 "audited balance sheet" means the audited balance sheet of the Company prepared for the purposes of the Act for a financial year unless an audited consolidated balance sheet dealing with the state of affairs of the Company and its subsidiary undertakings required to be dealt with in group accounts has been prepared for those purposes for the same financial year, in which case it means that audited consolidated balance sheet, and in that case all references to reserves shall be deemed to be references to consolidated reserves;

94.3.7 "the group" means the Company and its subsidiary undertakings (if any); and

94.3.8 "the minority proportion" means a proportion equal to the proportion of the issued share capital of a partly-owned subsidiary undertaking which is not attributable to a member of the group."

<u>As a Special Resolution:</u>

THAT Article 84 of the Company's Articles of Association be amended by the insertion of an additional sentence at the end of Article 84 stating that: "The Company may also fund a Director's expenditure on defending proceedings or in connection with any application under the Statutes and may do anything to enable a director to avoid incurring such expenditure all as provided in the Statutes." and that Article 159 of the Company's Articles of Association be deleted in its entirety and replaced by the following: "Subject to the provisions of the Statutes, the Company may indemnify any director of the Company or of any associated company against any liability and may purchase and maintain for any director of the Company or of any associated company insurance against any liability. In this Article references to a "director" shall include any former director of the Company."

BY ORDER OF THE BOARD

SARAH SHAW
GROUP SECRETARY

END

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